UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2010

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______ to ______

COMMISSION FILE NUMBER 0-10587

Fulton Financial Corporation
401(k) Retirement Plan
(Full title of the Plan)

FULTON FINANCIAL CORPORATION
One Penn Square
Lancaster, PA 17602
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

_____________________________________________________________________________

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN

FINANCIAL STATEMENTS
December 31, 2010 and 2009

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN

Lancaster, Pennsylvania

FINANCIAL STATEMENTS
December 31, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plans Administrative Committee
Fulton Financial Corporation 401(k) Retirement Plan
Lancaster, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Fulton Financial Corporation 401(k) Retirement Plan, (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

                        /s/ Crowe Horwath, LLP

Crowe Horwath LLP

Columbus, Ohio
June 23, 2011

                                                                                                                                          .

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009

	2010	2009
ASSETS
Cash	$ 429,679	$ 331,380
Investments at fair value (Note 4)	218,153,220	169,414,210

Receivables
Notes receivable from participants	117,039	12,655
Accrued income	209,907	166,320
Employee contribution	18,498	-
Employer contribution	4,967,727	5,211,595

Total receivables	5,313,171	5,390,570

Total assets	223,896,070	175,136,160

LIABILITIES
Security transaction payable	-	55,791
Administrative expenses payable	33,932	36,295
Total liabilities	33,932	92,086

Net assets available for benefits	$ 223,862,138	$175,044,074

See accompanying notes to financial statements.

.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to:
Investment income
Net appreciation in fair value
of investments (Note 4)	$ 22,809,617	$ 23,018,284
Interest and dividends	3,299,073	2,317,357
	26,108,690	25,335,641
Contributions
Employer contributions	10,892,725	10,404,652
Participant contributions	9,441,179	8,191,872
Participant rollovers	297,763	201,374
	20,631,667	18,797,898

Total additions	46,740,357	44,133,539

Deductions from net assets attributed to:
Benefits paid to participants	16,080,224	9,040,802
Administrative expenses	198,675	170,415
	16,278,899	9,211,217

Net increase prior to transfers	30,461,458	34,922,322

Transfer from Resource Bank Plan (Note 8)	-	10,992,313
Transfer from Columbia Bank 401(k) Plan (Note 8)	17,417,433	-
Transfer from Global Exchange Group 401(k) Plan (Note 8)	939,173	-

Net increase	48,818,064	45,914,635

Net assets available for benefits
Beginning of year	175,044,074	129,129,439

End of year	$ 223,862,138	$ 175,044,074

See accompanying notes to financial statements.

.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Fulton Financial Corporation 401(k) Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan’s eligibility requirements include substantially all employees of Fulton Financial Corporation (the “Company” or the “Employer”) and its subsidiaries, except for those employees who are participants in the Columbia Bank 401(k) Plan, the Resource Bank Stock and 401(k) Savings Plan, and the Global Exchange Group, Inc. 401(k) Profit Sharing Plan. Effective January 1, 2009, employees who were participants of the Resource Bank Stock and 401(k) Plan became eligible to participate in the Plan. Effective January 1, 2010, employees who were participants of the Columbia Bank 401(k) Plan and the Global Exchange Group, Inc. 401(k) Profit Sharing Plan became eligible to participate in the Plan. Eligible employees who have completed 90 days of service and who have attained age 21 may make employee contributions to the Plan.  To receive an employer matching contribution, an employee must complete a year of service and attain age 21.  The Plan provides for retirement, death, and disability benefits.  The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

In connection with the mergers of certain qualified defined contribution plans into the Plan, the Plan shall receive and accept certain promissory notes from unpaid loans previously made by these qualified plans to participants.

Contributions:  The employer profit sharing contribution is discretionary and is allocated uniformly on the basis of compensation.  To be eligible for an employer profit sharing contribution, an employee had (1) to be hired prior to July 1, 2007 and be eligible to participate in this Plan under the eligibility requirements in effect on that date or (2) to be an active participant in the Fulton Financial Affiliates Defined Benefit Pension Plan as of December 31, 2007.

Eligible employees may elect to contribute 1% to 50% of eligible compensation not to exceed the maximum allowed by law.  Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v).

The employer shall make a matching contribution equal to 100% of the first 5% of compensation deferred.  Participants direct the investment of their participant and employer contributions into various investment options offered by the Plan.

Participant Accounts:  Each participant’s account is credited with the participant’s contribution, an allocation of the Company contributions and Plan earnings/(losses).  Allocations are based on participant earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Retirement, Death and Disability:  A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting:  Participants are immediately vested in their voluntary, employer matching, and rollover contributions plus actual earnings thereon.  Vesting in the remainder of the accounts is based on years of service.  Participants become 100% vested after completion of five years of credited service.

Effective January 1, 2009, Resource Bank employer contributions made prior to January 1, 2009 shall vest at a two year cliff vesting schedule.

Payment of Benefits:  Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account.  Benefit payments are distributed as either a lump sum or in installment payments over a period.  The period over which benefits are paid is not to exceed either the life expectancy of the participant or the joint life expectancies of the participant and the participant’s beneficiary.

(Continued)

.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Forfeitures:  Forfeitures represent the nonvested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment before they are 100% vested.  Forfeitures are used to reduce the future contributions to the Plan.  Forfeitures used to reduce the employer contributions for the plan years ended December 31, 2010 and 2009 were $148,753 and $116,156, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method:  The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risk and Uncertainties:  The Plan provides for various investment options including any combination of certain mutual funds, common stock of the Company, or collective trust funds.  The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Adoption of New Accounting Standard: In September 2010, the FASB amended existing guidance with respect to the reporting of participant loans for defined contribution pension plans.  The guidance requires that loans issued to participants be reported as notes receivable, segregated from plan investments, and be measured at their unpaid principal balances plus accrued but unpaid interest.  This guidance was effective for reporting periods ending after December 15, 2010, and is to be applied retrospectively to all periods presented.  The adoption of this guidance by the Plan resulted in a reclassification from investments to notes receivable from participants of $12,655 on the statement of net assets available for benefits as of December 31, 2009.  Adoption had no effect on the Plan’s net assets available for benefits.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1:  Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2:  Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

(Continued)

.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Level 3:  Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund investments and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).  The fair value of participation units held by the Plan in a collective trust is based on the net asset value, as reported by the managers of the collective trust and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date.  The fair value of the collective trust is classified within level 2 of the fair value hierarchy.  The investment objective of the collective trust is to provide equity appreciation consistent with preservation of principal with reasonable income.  The collective trust holds a diversified portfolio of common stocks and a money market fund.  The collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2010 Using

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)

Investments:
Collective Trust Fund
Retirement Common Stock Fund	$ -	$ 14,508,080
Mutual Funds
Equity Mutual Funds	104,654,443	-
Fixed Income Mutual Funds	53,959,151	-
Blended Mutual Funds	20,602,634	-
Common Stock
Fulton Financial Corporation common stock	24,428,912	-

There were no significant transfers between Level 1 and Level 2 during 2010.

	Fair Value Measurements at December 31, 2009 Using

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)

Investments:
Collective Trust Fund
Retirement Common Stock Fund	$ -	$ 12,992,796
Mutual Funds
Equity Mutual Funds	77,489,269	-
Fixed Income Mutual Funds	48,834,277	-
Blended Mutual Funds	11,290,720	-
Common Stock
Fulton Financial Corporation common stock	18,807,148	-

(Continued)

.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk:  At December 31, 2010 and 2009, approximately 11% of the Plan’s assets were invested in Fulton Financial Corporation common stock.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Payment of Benefits:  Benefits are recorded when paid.

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100% vested in their accounts.

NOTE 4 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets available for benefits (at fair value).

	December 31, 2010
	Units or Shares	Fair Value

Fulton Financial Corporation Common Stock	2,362,564	$24,428,912
Fulton Financial Advisors Retirement Common Stock Fund	124,495	14,508,080
Fidelity Advisor Mid Cap Value Fund	873,513	18,230,224
Loomis Sayles Small Cap Value Fund	504,917	13,430,790
Vanguard 500 Index Fund	209,056	20,002,496
Goldman Sachs Financial Square Government Fund	22,067,124	22,067,124
MFS Value Fund	669,507	15,338,408
MFS Research International Fund	887,782	13,929,294
Federated Total Return Bond Fund	2,320,863	25,877,621

	December 31, 2009
	Units or Shares	Fair Value

Fulton Financial Corporation Common Stock	2,156,783	$18,807,148
Fulton Financial Advisors Retirement Common Stock Fund	127,095	12,992,796
Fidelity Advisor Mid Cap Value Fund	810,416	13,598,785
Loomis Sayles Small Cap Value Fund	492,400	10,537,359
Vanguard 500 Index Fund	194,630	16,506,548
Goldman Sachs Financial Square Government Fund	22,199,673	22,199,674
MFS Value Fund	646,972	13,495,827
MFS Research International Fund	834,277	11,946,850
Federated Total Return Bond Fund	2,037,971	22,152,747

(Continued)

.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 4 - INVESTMENTS (Continued)

During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $22,809,617 and $23,018,284, respectively, as follows:

	2010	2009

Mutual Funds	$16,836,736	$19,103,281
Collective Trust Fund	1,771,514	5,679,629
Fulton Financial Corporation Common Stock	4,201,367	(1,764,626)

	$22,809,617	$23,018,284

NOTE 5 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid.  Plan assets allocated to these participants were $920,145 at December 31, 2010 and $1,076,372 at December 31, 2009.

NOTE 6 - PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Certain professional fees for the administration of the Plan were paid by the Company.  Fees paid by the Plan to Conrad Siegel, the Plan recordkeeper, totaled $142,056 and $143,946 for 2010 and 2009, respectively.  Fees paid to Fulton Financial Advisors related to benefits paid to participants totaled, $5,750 and $8,880 for 2010 and 2009 respectively. Fees paid to Crowe Horwath LLP, the auditor for the Plan, totaled $46,700 and $24,600 for 2010 and 2009, respectively.  Fees paid to Newkirk Products totaled $1,829 and $1,869 for 2010 and 2009, respectively.

At December 31, 2010 and 2009, the Plan had investments of $24,428,912 and $18,807,148, respectively, in Fulton Financial Corporation common stock.  The Plan also has investments of $14,508,080 and $12,992,796 in common trust funds with Fulton Financial Advisors, the custodian of the Plan, at December 31, 2010 and 2009, respectively.  Fulton Financial Advisors is a wholly-owned subsidiary of the Company.  Approximately $285,987 and $451,214 of cash dividends were paid to the Plan by Fulton Financial Corporation during 2010 and 2009, respectively.  Notes receivable from participants also reflect party-in-interest transactions.

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 23, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(Continued)

.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 8 - PLAN MERGERS

Effective January 1, 2009, the Resource Bank Stock and 401(k) Plan was merged into the Plan. Effective January 1, 2010, the Columbia Bank 401(k) Plan and Global Exchange Group, Inc. 401(k) Profit Sharing Plan were merged into the Plan.

NOTE 9 - FORM 5500 RECONCILIATION

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 for December 31, 2009:

	2010	2009

Net assets available for benefits per the financial statements	$223,862,138	$175,044,074
Plus: Transfer of assets due to Plan mergers (Note 8)	-	17,417,433

Net assets available for benefits per the Form 5500	$223,862,138	$192,461,507

The following is a reconciliation of transfer of assets per the financial statements to the Form 5500 for the year ended December 31, 2010:

2010

Total transfers due to Plan mergers per financial statements	$18,356,606
Less: Transfer due to Columbia Bank 401(k) Plan merger (Note 8)	(17,417,433)

Transfer of assets to this Plan per Form 5500	$939,173

.

SUPPLEMENTARY INFORMATION

.

FULTON FINANCIAL CORPORATION
401(K) RETIREMENT PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

Name of Plan Sponsor:                                Fulton Financial Corporation
EIN:                                    23-2195389
Plan number:          001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

		Collective Trust Fund
*	Fulton Financial	Retirement Common Stock Fund	✓	$14,508,080
	Advisors

		Mutual Funds
	MFS Investment	MFS Value Fund	✓	15,338,408
	Management
	Vanguard	Vanguard 500 Index Fund	✓	20,002,496
	Vanguard	Vanguard Small Cap Value Index Fund	✓	3,134,404
	Vanguard	Vanguard Mid Cap Index Fund	✓	2,841,099
	Goldman Sachs & Co.	Goldman Sachs Financial Square	✓	22,067,124
		Government Fund
	Goldman Sachs & Co.	Goldman Sachs Mid Cap Value Fund	✓	3,587,353
	Fidelity Investments	Fidelity Advisor Mid Cap Value Fund	✓	18,230,224
	Fidelity Investments	Fidelity Advisor Small Cap Value Fund	✓	3,224,885
	Loomis Sayles	Loomis Sayles Small Cap Value Fund	✓	13,430,790
	MFS Investment	MFS Research International Fund	✓	13,929,294
	Management

	Goldman Sachs & Co.	Goldman Sachs Financial Square	✓	15,111
		Prime Institutional Fund
	Federated
	Investors, Inc.	Federated Total Return Bond Fund	✓	25,877,621
	T Rowe Price	T Rowe Price New Income Fund	✓	5,999,295
	T Rowe Price	T Rowe Price Growth Stock Fund	✓	8,832,807
	T Rowe Price	T Rowe Price Retirement 2010 Fund	✓	3,569,477
	T Rowe Price	T Rowe Price Retirement 2020 Fund	✓	7,843,632
	T Rowe Price	T Rowe Price Retirement 2030 Fund	✓	5,396,876
	T Rowe Price	T Rowe Price Retirement 2040 Fund	✓	3,440,020
	T Rowe Price	T Rowe Price Retirement 2050 Fund	✓	352,629

* Party-in-interest
Ö All investments are participant directed, therefore, historical cost information is not required.

.

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

		Mutual Funds (continued)
	Vanguard	Vanguard Star Fund	✓	$2,102,683
		Common Stock
*	Fulton Financial Corporation	Common Stock	✓	24,428,912
		Participant Loans
*	Plan Participant	Participant Loans interest rates
		ranging from 4.25% - 9.25%	✓	117,039
		Total		$218,270,259

* Party-in-interest
√ All investments are participant directed, therefore, historical cost is not required.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Fulton Financial Affiliates’ 401(k) Savings Plan and Trust have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FULTON FINANCIAL AFFILIATES’
401(k) SAVINGS PLAN AND TRUST

Date: June 23, 2011	By: /s/ Louis Yoka Louis Yoka Senior Vice President, Compensation & Benefits

* Party-in-interest
√ All investments are participant directed, therefore, historical cost is not required.

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23.1  Consent of Independent Auditors

* Party-in-interest
√ All investments are participant directed, therefore, historical cost is not required.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-76600, No. 333-76594, No. 333-135839, and No. 333-168237 on Forms S-8 of Fulton Financial Corporation of our report dated June 23, 2011 appearing in this Annual Report on Form 11-K of Fulton Financial Corporation 401(k) Retirement Plan  for the year ended December 31, 2010.

                           /s/ Crowe Horwath LLP
  Crowe Horwath LLP

Columbus, Ohio
June 23, 2011

* Party-in-interest
√ All investments are participant directed, therefore, historical cost is not required.